Exhibit (a)(5)(viii)

RANGER MERGER CORPORATION MAKES TENDER OFFER FOR NCH
CORPORATION AT $52.50 PER SHARE

         Dallas, Texas, January 7, 2002. Ranger Merger Corporation, an entity organized by members of the Levy family who currently own approximately 57% of the outstanding shares of NCH Corporation (NYSE:NCH), today commenced a tender offer for all of the outstanding shares of NCH not owned by the Levy family. Ranger Merger Corporation is offering to acquire the balance of NCH’s stock at $52.50 per share.

         The offer document was mailed today to all shareholders of NCH Corporation.

         The tender offer will expire on February 4, 2002, unless extended by Ranger Merger Corporation.

         Ranger Merger Corporation said that the tender offer is conditioned, among other things, on there being validly tendered and not withdrawn prior to the expiration of the offer a number of shares of common stock of NCH which, when taken together with NCH shares owned by Ranger Merger Corporation and its affiliates, represents at least 90% of the outstanding shares. The offer is also conditioned on obtaining financing on terms and conditions reasonably satisfactory to Ranger Merger Corporation.

         NCH Corporation is a worldwide manufacturer and distributor of maintenance, repair and supply products, including chemical specialties, fasteners, welding alloys and plumbing parts. NCH Corporation has its world headquarters and domestic administrative center in Irving, Texas and has manufacturing and other facilities in the US, Canada, Europe, Latin America and the Far East.

         In connection with the offer, Deutsche Banc Securities, Inc. is acting as the Dealer Manager, and Mellon Investors Services LLC is acting as Information Agent and Depositary. Stockholders may call Mellon Investors Services at (888) 695-1646 (toll free) or Deutsche Banc at (410) 895-4631 to request the tender documents or if they have questions about the tender offer.

         FORWARD-LOOKING STATEMENTS

         Certain information in this release are forward-looking statements that involve risks and uncertainties that might adversely affect NCH Corporation’s operating results in the future in a material way. Such risks and uncertainties include, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The Company’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier to the United States government and its agencies; the potential adverse impact of the Company’s substantial indebtedness incurred in connection with the Offer and the Merger, including restrictions and remedies, available in the related debt covenant; actual outcomes are dependent upon factors, including, without limitation, the Company’s successful performance of internal plans; technological innovation; interest rates; pricing; currency movements; budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions; the ability of the Company to retain customers and obtain new customers on satisfactory terms, and other factors described from time to time in the Company’s filings with the SEC. Many of these risks are beyond the control of NCH Corporation. Such risks are detailed from time to time in NCH’s Reports filed with the SEC on Forms 10-Q, 8-K, 10-K and in its Annual Reports to Stockholders.

         NOTICE FOR NCH SHAREHOLDERS

         Investors are urged to read Ranger Merger Corporation’s tender offer statement and other relevant documents filed with the SEC when they become available; they contain important information. Investors will be able to obtain such documents free of charge at the SEC’s web site, www.sec.gov, or from Ranger Merger Corporation, 2727 Chemsearch Boulevard, Irving, Texas 75062, Attn: Irvin L. Levy.

Contact: NCH Corporation, Dallas, Joe Cleveland, Telephone: 972-438-0251.